Exhibit 99.7

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Brazil: Total Awarded 20% Interest in the Super-Giant Libra Field

in the Santos Basin

Paris, October 21, 2013 - Total, as part of a consortium comprised of Petrobras, Shell, CNPC and CNOOC, has been awarded a 35-year production sharing contract to develop the super-giant Libra field with a potential of 8 to 12 billion barrels of recoverable oil resources, and a total gross peak oil production which could reach 1.4 million barrels per day as per the Brazilian regulator, Agência Nacional do Petróleo (ANP).

The Libra field is the largest pre-salt oil discovery to date in the prolific Santos basin, offshore Brazil. The field is located approximately 170 km off the coast of Rio de Janeiro. It covers an area of 1,550 square kilometers in water depths of around 2,000 meters.

“Libra offers a unique opportunity to participate in the development of a super-giant deep-offshore oil discovery with strategic partners. Reinforcing our position in the pre-salt Santos basin strengthens and diversifies our upstream portfolio and fits with our strategy to sustain post-2017 production over the next decade. We look forward to participating in the development of these vast resources, and we are confident that the combined deep-offshore expertise represented within the consortium will be a valuable contribution to the growth of Brazil’s oil and gas production”, said Christophe de Margerie, Chairman and Chief Executive Officer of Total.

Total holds 20% in the consortium, with Petrobras 40% as operator, Shell 20%, CNPC 10% and CNOOC 10%. The project will be developed through a joint project team bringing together Petrobras world class knowledge and experience of pre-salt carbonates and Total and Shell expertise and skills in deep-water and large project management.

The production sharing contract is expected to be signed in November 2013.

As part of the winning bid, Total will pay 3 Billion Brazilian Reais (US$ 1.4 Billion) as its 20% share of the signing bonus. In addition to the signing bonus, the consortium will have to conduct a minimum work program consisting of 3D seismic, 2 wells and an extended well test to be completed no later than end 2017.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total in Brazil

Total is currently operator of the Xerelete field, located around 250 kilometers off the coast of Rio de Janeiro in the Campos basin and also owns a 20% interest in the BM-S-54 block, where the Gato do Mato discovery is being appraised. During the 11th round in May 2013, Total acquired interests in 10 new exploration permits, including 6 as operator.

Aside from E&P activities, Total is also present in several other industrial segments through its affiliates Total Gás e Electricidade do Brasil, Total Lubrificantes, Hutchinson, CCP Composites, Bostik and Atotech and employs around 3,000 people in the country. Total owns 9.7 % of the Bolivia-Brasil (TBG) and 25 % of the TSB (Transportadora Sulbrasileira de Gás S.A.) gas pipelines.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.